Exhibit 99.1

Studio City International Holdings Limited Announces Unaudited Fourth Quarter 2024 Earnings

MACAU, Feb. 27, 2025 (GLOBE NEWSWIRE) — Studio City International Holdings Limited (NYSE: MSC) (“Studio City” or the “Company”), a world-class integrated resort located in Cotai, Macau, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2024.

Total operating revenues for the fourth quarter of 2024 were US$152.9 million, compared with total operating revenues of US$141.3 million in the fourth quarter of 2023. The increase was primarily attributable to the continued recovery in inbound tourism in Macau during the fourth quarter of 2024, which led to an increase in revenue from casino contract and higher non-gaming revenues.

Studio City Casino generated gross gaming revenues of US$321.8 million and US$294.8 million for the fourth quarters of 2024 and 2023, respectively.

Studio City Casino has strategically repositioned itself to focus on the premium mass and mass segments, and VIP rolling chip operations at Studio City Casino were transferred to City of Dreams in late October 2024. Studio City Casino’s rolling chip volume was US$165.0 million in the fourth quarter of 2024 versus US$566.0 million in the fourth quarter of 2023. The rolling chip win rate was 3.48% in the fourth quarter of 2024 versus 1.86% in the fourth quarter of 2023. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop increased to US$891.7 million in the fourth quarter of 2024, compared with US$864.1 million in the fourth quarter of 2023. The mass market table games hold percentage was 32.1% in the fourth quarter of 2024, compared with 30.0% in the fourth quarter of 2023.

Gaming machine handle for the fourth quarter of 2024 was US$888.9 million, compared with US$778.3 million in the fourth quarter of 2023. The gaming machine win rate was 3.3% in the fourth quarter of 2024, compared with 3.2% in the fourth quarter of 2023.

Revenue from casino contract was US$63.6 million for the fourth quarter of 2024, compared with US$57.0 million for the fourth quarter of 2023. Revenue from casino contract is net of gaming taxes and the costs incurred in connection with the on-going operation of the Studio City Casino which are deducted by Melco Resorts (Macau) Limited, the gaming operator of the Studio City Casino (the “Gaming Operator”).

Total gaming taxes and the costs incurred in connection with the on-going operation of the Studio City Casino deducted from gross gaming revenues were US$258.2 million and US$237.8 million in the fourth quarters of 2024 and 2023, respectively.

Total non-gaming revenues at Studio City for the fourth quarter of 2024 were US$89.3 million, compared with US$84.3 million for the fourth quarter of 2023.

Operating income for the fourth quarter of 2024 was US$3.1 million, compared with US$13.3 million in the fourth quarter of 2023.

Studio City generated Adjusted EBITDA(1) of US$56.7 million in the fourth quarter of 2024, compared with US$64.8 million in the fourth quarter of 2023. The change was mainly attributable to higher operating costs, despite the increase in revenue from casino contract and higher non-gaming revenues.

Net loss attributable to Studio City International Holdings Limited for the fourth quarter of 2024 was US$27.7 million, compared with US$18.6 million in the fourth quarter of 2023. The net loss attributable to participation interest was US$2.6 million and US$1.8 million in the fourth quarters of 2024 and 2023, respectively.

Other Factors Affecting Earnings

Total net non-operating expenses for the fourth quarter of 2024 were US$33.3 million, which mainly included interest expense of US$32.4 million.

Depreciation and amortization costs of US$52.8 million were recorded in the fourth quarter of 2024, of which US$0.8 million was related to the amortization expense for the land use right.

The Adjusted EBITDA for Studio City for the three months ended December 31, 2024 referred to in the earnings release of Melco Resorts & Entertainment Limited (“Melco”) dated February 27, 2025 (“Melco’s Earnings Release”) was US$24.5 million more than the Adjusted EBITDA of Studio City contained in this press release. The Adjusted EBITDA of Studio City contained in this press release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in Melco’s Earnings Release. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in Melco’s Earnings Release does not reflect certain gaming concession related costs and certain intercompany costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of December 31, 2024 aggregated to US$127.8 million (December 31, 2023: US$228.2 million), including US$0.1 million of restricted cash (December 31, 2023: US$0.1 million). Total debt, net of unamortized deferred financing costs and original issue premiums, at the end of the fourth quarter of 2024 was US$2.16 billion (December 31, 2023: US$2.34 billion), a reduction of approximately US$12 million, compared to the total debt, net balance as of September 30, 2024. The reduction in total debt, net was primarily as a result of the repurchases of the Studio City Finance Limited 6.00% senior notes due 2025 during the fourth quarter of 2024.

On November 29, 2024, Studio City Company Limited entered into a senior secured revolving credit facilities agreement in aggregate amount of HK$1,945,000,000 (equivalent to US$250 million) for a term of five years (the “2029 Studio City Senior Secured Credit Facility”). At the same time, the terms of an existing senior secured credit facilities in an amount of HK$234 million (equivalent to US$30 million) were amended to be in line with the 2029 Studio City Senior Secured Credit Facility with the maturity date being extended to August 29, 2029. HK$1.0 million (equivalent to US$0.1 million) was drawn under these credit facilities as of December 31, 2024.

Capital expenditures for the fourth quarter of 2024 were US$25.6 million.

Full Year Results

For the year ended December 31, 2024, Studio City International Holdings Limited reported total operating revenues of US$639.1 million, compared with US$445.5 million in the prior year. The increase in total operating revenues was primarily attributable to the continued recovery in inbound tourism in Macau in 2024, and the ramp up of operations following the opening of Studio City Phase 2 starting in April 2023, which led to an increase in revenue from casino contract and higher non-gaming revenues.

Operating income for 2024 was US$38.1 million, compared with operating loss of US$29.0 million for 2023.

Studio City generated Adjusted EBITDA of US$245.3 million for the year ended December 31, 2024, compared with US$159.2 million for 2023. The change in Adjusted EBITDA was mainly attributable to higher revenue from casino contract and non-gaming revenues, partially offset by higher operating costs.

Net loss attributable to Studio City International Holdings Limited for 2024 was US$96.7 million, compared with US$133.5 million for 2023. The net loss attributable to participation interest for 2024 was US$9.1 million, compared with US$12.6 million for 2023.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City International Holdings Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) changes in the gaming market and visitations in Macau, (ii) local and global economic conditions, (iii) capital and credit market volatility, (iv) our anticipated growth strategies, (v) risks associated with the implementation of the amended Macau gaming law by the Macau government, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is defined as net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other and other non-operating income and expenses. Adjusted EBITDA is presented exclusively as supplemental disclosures because management believes it is widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA to measure our operating performance and to compare our operating performance with those of our competitors.

The Company also presents Adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported similar measures as supplements to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or International Financial Reporting Standards. However, Adjusted EBITDA should not be considered as an alternative to operating income/loss as an indicator of the Company’s performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as an alternative to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA does not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company recognizes these limitations and uses Adjusted EBITDA as only one of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA. Also, the Company’s calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. The use of Adjusted EBITDA has material limitations as an analytical tool, as Adjusted EBITDA does not include all items that impact our net income/loss. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. Reconciliations of Adjusted EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income/loss” is net income/loss before pre-opening costs, property charges and other and gain/loss on extinguishment of debt, net of participation interest and taxes. Adjusted net income/loss is presented as supplemental disclosure because management believes it provides useful information to investors and others in understanding and evaluating our performance, in addition to income/loss computed in accordance with U.S. GAAP. Adjusted net income/loss may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Studio City International Holdings Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Studio City International Holdings Limited

The Company, with its American depositary shares listed on the New York Stock Exchange (NYSE: MSC), is a world-class integrated resort located in Cotai, Macau. For more information about the Company, please visit www.studiocity-macau.com.

The Company is majority owned by Melco Resorts & Entertainment Limited, a company with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO).

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
Operating revenues:
Revenue from casino contract	$63,563	$56,981	$259,842	$155,527
Rooms	42,921	39,642	160,721	111,733
Food and beverage	22,176	19,815	89,660	62,426
Entertainment	4,311	2,992	47,533	61,777
Services fee	14,371	17,904	59,529	40,473
Mall	4,522	3,161	18,289	10,744
Retail and other	999	756	3,571	2,858

Total operating revenues	152,863	141,251	639,145	445,538

Operating costs and expenses:
Costs related to casino contract	(8,781)	(7,582)	(34,704)	(28,847)
Rooms	(14,130)	(10,360)	(51,614)	(28,280)
Food and beverage	(20,844)	(17,652)	(80,081)	(54,741)
Entertainment	(7,179)	(3,704)	(46,500)	(53,056)
Mall	(1,980)	(1,442)	(7,336)	(4,212)
Retail and other	(592)	(443)	(2,306)	(1,986)
General and administrative	(42,618)	(35,299)	(171,271)	(115,203)
Pre-opening costs	22	169	(807)	(17,451)
Amortization of land use right	(832)	(828)	(3,314)	(3,302)
Depreciation and amortization	(51,934)	(49,906)	(201,746)	(166,095)
Property charges and other	(875)	(867)	(1,318)	(1,407)

Total operating costs and expenses	(149,743)	(127,914)	(600,997)	(474,580)

Operating income (loss)	3,120	13,337	38,148	(29,042)

Non-operating income (expenses):
Interest income	619	2,502	4,059	10,675
Interest expense, net of amounts capitalized	(32,372)	(35,761)	(133,594)	(129,567)
Other financing costs	(279)	(106)	(592)	(417)
Foreign exchange (losses) gains, net	(1,232)	(1,879)	(5,500)	642
Other expenses, net	—	(6)	—	(67)
(Loss) gain on extinguishment of debt	(17)	1,531	(1,000)	1,611

Total non-operating expenses, net	(33,281)	(33,719)	(136,627)	(117,123)

Loss before income tax	(30,161)	(20,382)	(98,479)	(146,165)
Income tax (expense) benefit	(199)	4	(7,352)	81

Net loss	(30,360)	(20,378)	(105,831)	(146,084)
Net loss attributable to participation interest	2,612	1,754	9,105	12,567

Net loss attributable to Studio City International Holdings Limited	$(27,748)	$(18,624)	$(96,726)	$(133,517)

Net loss attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic and diluted	$(0.036)	$(0.024)	$(0.126)	$(0.173)

Net loss attributable to Studio City International Holdings Limited per ADS:
Basic and diluted	$(0.144)	$(0.097)	$(0.502)	$(0.693)

Weighted average Class A ordinary shares outstanding used in net loss attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic and diluted	770,352,700	770,352,700	770,352,700	770,352,700

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

	December 31, 2024	December 31, 2023
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$127,634	$228,040
Accounts receivable, net	1,976	2,281
Receivables from affiliated companies	309	40,969
Inventories	7,306	5,763
Prepaid expenses and other current assets	29,140	38,997

Total current assets	166,365	316,050

Property and equipment, net	2,652,169	2,775,806
Intangible assets, net	—	5
Long-term prepayments, deposits and other assets	52,504	27,787
Restricted cash	130	130
Operating lease right-of-use assets	11,647	11,619
Land use right, net	102,629	105,304

Total assets	$2,985,444	$3,236,701

LIABILITIES, SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST
Current liabilities:
Accounts payable	$3,285	$2,454
Accrued expenses and other current liabilities	118,117	135,514
Income tax payable	7,626	10
Current portion of long-term debt, net	21,597	—
Payables to affiliated companies	30,131	18,799

Total current liabilities	180,756	156,777

Long-term debt, net	2,141,750	2,335,173
Other long-term liabilities	4,115	3,209
Deferred tax liabilities, net	77	309
Operating lease liabilities, non-current	12,227	12,250

Total liabilities	2,338,925	2,507,718

Shareholders’ equity and participation interest:
Class A ordinary shares, par value $0.0001; 1,927,488,240 shares authorized; 770,352,700 shares issued and outstanding	77	77
Class B ordinary shares, par value $0.0001; 72,511,760 shares authorized; 72,511,760 shares issued and outstanding	7	7
Additional paid-in capital	2,477,359	2,477,359
Accumulated other comprehensive income (losses)	8,701	(12,656)
Accumulated losses	(1,895,409)	(1,798,683)

Total shareholders’ equity	590,735	666,104

Participation interest	55,784	62,879

Total shareholders’ equity and participation interest	646,519	728,983

Total liabilities, shareholders’ equity and participation interest	$2,985,444	$3,236,701

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Studio City International Holdings Limited to

Adjusted Net Loss Attributable to Studio City International Holdings Limited (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
Net loss attributable to Studio City International Holdings Limited	$(27,748)	$(18,624)	$(96,726)	$(133,517)
Pre-opening costs	(22)	(169)	807	17,451
Property charges and other	875	867	1,318	1,407
Loss (gain) on extinguishment of debt	17	(1,531)	1,000	(1,611)
Income tax impact on adjustments	(3)	—	(15)	—
Participation interest impact on adjustments	(75)	71	(269)	(1,484)

Adjusted net loss attributable to Studio City International Holdings Limited	$(26,956)	$(19,386)	$(93,885)	$(117,754)

Adjusted net loss attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic and diluted	$(0.035)	$(0.025)	$(0.122)	$(0.153)

Adjusted net loss attributable to Studio City International Holdings Limited per ADS:
Basic and diluted	$(0.140)	$(0.101)	$(0.487)	$(0.611)

Weighted average Class A ordinary shares outstanding used in adjusted net loss attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic and diluted	770,352,700	770,352,700	770,352,700	770,352,700

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA (Unaudited)

(In thousands)

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
Operating income (loss)	$3,120	$13,337	$38,148	$(29,042)
Pre-opening costs	(22)	(169)	807	17,451
Depreciation and amortization	52,766	50,734	205,060	169,397
Property charges and other	875	867	1,318	1,407

Adjusted EBITDA	$56,739	$64,769	$245,333	$159,213

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Studio City International Holdings Limited

to Adjusted EBITDA (Unaudited)

(In thousands)

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
Net loss attributable to Studio City International Holdings Limited	$(27,748)	$(18,624)	$(96,726)	$(133,517)
Net loss attributable to participation interest	(2,612)	(1,754)	(9,105)	(12,567)

Net loss	(30,360)	(20,378)	(105,831)	(146,084)
Income tax expense (benefit)	199	(4)	7,352	(81)
Interest and other non-operating expenses, net	33,281	33,719	136,627	117,123
Depreciation and amortization	52,766	50,734	205,060	169,397
Property charges and other	875	867	1,318	1,407
Pre-opening costs	(22)	(169)	807	17,451

Adjusted EBITDA	$56,739	$64,769	$245,333	$159,213

Studio City International Holdings Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
Room Statistics:
Average daily rate (3)	$175	$163	$165	$153
Occupancy per available room	97%	94%	96%	90%
Revenue per available room (4)	$169	$154	$159	$137

Other Information:
Average number of table games	253	246	251	246
Average number of gaming machines	797	643	709	661
Table games win per unit per day (5)	$12,563	$11,936	$13,091	$9,239
Gaming machines win per unit per day (6)	$401	$418	$431	$343

(3)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(4)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(5)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(6)

Gaming machines win per unit per day is shown before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis